UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                       (Amendment No. 6 - Final Amendment)

                               BRC HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   227174-10-9
                                 (CUSIP Number)


                                 Alex Sheshunoff
                    Alex Sheshunoff Management Services, Inc.
                              98 San Jacinto Blvd.
                                   Suite 1900
                                Austin, TX 78701
                                 (512) 472-4000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    2/27/97
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                           Page 1 of 10 pages

----------------------
CUSIP NO. 227174-10-9
----------------------

--------------------------------------------------------------------------------
1.NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alex Sheshunoff
S/S ####-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      [   ]
                                                                (b)      [   ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF; OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [ x ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      United States of America
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
        NUMBER
       OF SHARES                   279,200
     BENEFICIALLY       --------------------------------------------------------
         OWNED            8.   SHARED VOTING POWER
        BY EACH
       REPORTING
        PERSON          --------------------------------------------------------
         WITH             9.   SOLE DISPOSITIVE POWER

                                   279,200
                        --------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         279,200
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [  ]
     CERTAIN SHARES

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                               Page 2 of 10 Pages

----------------------
CUSIP NO. 227174-10-9
----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gabrielle Sheshunoff
     S/S ####-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)      [   ]
                                                                (b)      [   ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF; OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                     United States of America
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
        NUMBER
       OF SHARES                   35,100
     BENEFICIALLY       --------------------------------------------------------
         OWNED            8.   SHARED VOTING POWER
        BY EACH
       REPORTING
        PERSON          --------------------------------------------------------
         WITH             9.   SOLE DISPOSITIVE POWER

                                   35,100
                        --------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

         35,100
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [  ]
     CERTAIN SHARES


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                Page 3 of 10 Pages

                                  SCHEDULE 13D
                                (Sixth Amendment)


Item 1.  Security and Issuer

         This statement relates to the shares of Common Stock, par value $.10 per share (the "Shares"), of BRC Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at 1111 West Mockingbird, Suite 1400, Dallas, Texas 75247.

Item 2.  Identity and Background

         (a)-(c) and (f) This statement is filed by Mr. Alex Sheshunoff, President of Alex Sheshunoff Management Services, Inc., and by Gabrielle Sheshunoff, Chief Executive Officer of Alex Sheshunoff Management Services, Inc. The business address for both Mr. and Mrs. Sheshunoff is 98 San Jacinto Blvd., Suite 1900, Austin, Texas 78701. Mr. Sheshunoff is a citizen of the United States of America. Mrs. Sheshunoff is a citizen of Canada.

         (d) During the last five years, neither Alex Sheshunoff nor Gabrielle Sheshunoff has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) (i) During the last five years, Gabrielle Sheshunoff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (ii) On July 11, 1996, Alex Sheshunoff consented, without admitting or denying the matters set forth therein, to the issuance by the Securities and Exchange Commission (the "Commission") of an Order Instituting Proceedings, Making Findings and Imposing Cease-and-Desist Order (the "Order") (Administrative Proceeding File No. 3-9040). The Order included findings that certain purchases of Shares made by Alex Sheshunoff from approximately July 1990 through April 1995 were made near the close of the market and usually resulted in an uptick in the market price of Shares, and that such purchases constituted an attempt to influence the closing price of a traded security in violation of
Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 10b-5 thereunder. Mr. Sheshunoff consented to the issuance by the Commission of an order that he cease and desist from committing or causing any future violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

         Except as set forth in the preceding paragraph, Alex Sheshunoff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration

         The purchase price (excluding commissions) of $7,600 required by Alex Sheshunoff to make the purchases on his own behalf of 200 Shares in the past sixty days was paid with $5,677 from personal funds and $1,923 borrowed on margin from Royal/Grimm & Davis, Inc. The purchase price required for Mr. Sheshunoff to make prior purchases of Shares was paid from personal funds and funds borrowed on margin as reported in previous filings.

         The trust for Alex Sheshunoff, Jr. has not made purchases or sales of beneficial interests of Shares in the past sixty days. The purchase price required for the trust to make prior purchases of Shares was paid from the trust's funds.

         Gabrielle Sheshunoff has not made purchases or sales of beneficial interests of Shares on her own behalf in the past sixty days. The purchase price required for Mrs. Sheshunoff to make prior purchases of Shares was paid from personal funds and funds borrowed on margin.


                               Page 4 of 10 Pages

         The trust for Blake Cabot has not made purchases or sales of beneficial interests of Shares in the past sixty days. The purchase price required for the trust to make prior purchases of Shares was paid from the trust's funds.

Item 4.  Purpose of the Transaction

         As set forth in Item 5(c) below, during the past sixty days Alex Sheshunoff purchased an aggregate of 200 Shares and sold an aggregate of 23,600 Shares (including 7,100 Shares that were subject to options). The Shares reported in this amendment were acquired and disposed of for the purpose of changing an investment in the Issuer. Each of Alex Sheshunoff and Gabrielle Sheshunoff intends to regularly review his or her position and the position of each trust with respect to the Shares and, depending upon the evaluation of the Issuer's operations and prospects and upon market and economic conditions and future developments (including, without limitation, other business opportunities available to each of Alex Sheshunoff and Gabrielle Sheshunoff and the trusts and general economic conditions, as well as regulatory conditions), each of Alex Sheshunoff and Gabrielle Sheshunoff might (a) increase or decrease his or her or the trusts' holdings of the Shares and/or (b) change his or her intentions as to this investment, including, but not limited to intentions with respect to control of the Issuer or seeking to influence the policies or management of the Issuer.

         As of the date of this Schedule 13D amendment, except as set forth in the preceding paragraph with respect to increases and/or decreases in ownership of Shares, neither Alex Sheshunoff nor Gabrielle Sheshunoff nor either of the trusts has any present plans or proposals which would relate to or result in:

         (a) the acquisition by any person of any additional securities of the Issuer or disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an interdealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any one of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) According to information provided to the undersigned by the Issuer, as of December 31, 1996, 7,157,224 Shares were issued and outstanding at such date. Accordingly, the 314,300 Shares


                               Page 5 of 10 Pages
reported as beneficially owned by Alex Sheshunoff and Gabrielle Sheshunoff constitute approximately 4.39% of the Shares believed by Alex Sheshunoff and Gabrielle Sheshunoff to be outstanding. Of these 314,300 Shares, Alex Sheshunoff individually beneficially owns, including 242,900 Shares subject to options, 259,200 Shares (or approximately 3.62% of the outstanding Shares), and Alex Sheshunoff holds as trustee on behalf of Alex Sheshunoff, Jr., for which he disclaims beneficial ownership, a total of 20,000 Shares (or approximately 0.28% of the outstanding Shares). Gabrielle Sheshunoff owns 30,000 Shares (or approximately 0.42% of the outstanding Shares), and Gabrielle Sheshunoff as trustee for Blake Cabot holds 5,100 Shares (or approximately 0.07% of the outstanding Shares), for which she disclaims beneficial ownership.

         (b) Alex Sheshunoff, as the beneficial owner, and as trustee of a trust for the benefit of Alex Sheshunoff, Jr., has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 259,200 Shares of the Issuer.

         Gabrielle Sheshunoff, as the beneficial owner, and as trustee of a trust for the benefit of Blake Cabot, has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 35,100 Shares of the Issuer.

         (c) The following table sets forth the date of acquisition or sale, the number of Shares acquired or disposed of, the purchase or sale price per Share and the aggregate purchase or sale price for each transaction in which Alex Sheshunoff acquired or disposed of Shares of the Issuer in the past sixty days, in each instance excluding commissions paid, if any. In the past, Alex Sheshunoff has effected purchases and sales of Shares at various prices as reported in previous filings. All transactions described below were open market transactions conducted through one or more brokers. Unless otherwise specified all transactions were purchases or sales of Shares.




Transaction                         No. of
Type and Date                       Shares          Price         Total
--------------------------------------------------------------------------------

Purchase    February 26, 1997          100        $38.5000      $3,850.00

Purchase    February 26, 1997          100         37.5000       3,750.00

--------------------------------------------------------------------------------

TOTAL PURCHASED                        200                      $7,600.00






Sale        February 27, 1997       (1,500)       $34.0000     $51,000.00

Sale        February 27, 1997      (15,000)        34.4875     517,312.50

Sale        March 4, 1997           (2,600)*        1.5075       3,919.50

Sale        March 5, 1997           (4,500)*        1.4800       6,660.00
--------------------------------------------------------------------------------
TOTAL SOLD                         (23,600)                   $578,892.00

-------------------
*   Reflects the sale of options to purchase Shares.


                               Page 6 of 10 Pages

ALEX SHESHUNOFF, TRUSTEE
  FOR ALEX SHESHUNOFF, JR.

         The aggregate consideration paid for the 20,000 Shares held on behalf of the trust for Alex Sheshunoff, Jr. was $389,068.75.

GABRIELLE SHESHUNOFF

         The aggregate consideration paid for the 30,000 Shares beneficially owned by Gabrielle Sheshunoff on her own behalf was $351,565.00.

GABRIELLE SHESHUNOFF, TRUSTEE FOR BLAKE CABOT

         The aggregate consideration paid for the 5,100 Shares held on behalf of the trust for Blake Cabot was $64,168.75.


         Except as described above, neither Alex Sheshunoff nor Gabrielle Sheshunoff has engaged in any transactions in the Shares during the past sixty days.

         (d) As is customary with broker arrangements relating to margin accounts, to the extent that any of the Shares are on margin accounts, proceeds received from the sale of the Shares or dividends received thereon would be applied in reduction of the margin indebtedness, if any to the extent required by the applicable agreements.

         (e) Since the filing of Amendment No. 5 to the Schedule 13D, and as a result of issuances of Shares by the Issuer and sales of Shares by Alex Sheshunoff, Mr. Sheshunoff ceased to be a beneficial owner of more than five percent of the outstanding Shares since the last Amendment to this Schedule 13D. Accordingly, this Amendment No. 6 is the final amendment to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Except as set forth in this Item 6 and as set forth in Items 3 and 5(d) with respect to margin account relationships, neither Alex Sheshunoff nor Gabrielle Sheshunoff is a party to any arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or losses, of the giving or withholding of proxies.


                               Page 7 of 10 Pages

Item 7.  Material to be filed as Exhibits

         Margin Agreement with Royal/Grimm & Davis, Inc. (previously filed).

         Joint filing agreement (previously filed).

         Account Agreement and Option Agreement with Morgan Stanley & Co. Incorporated (previously filed).

         Customer Agreement and Option Agreement with Donaldson, Lufkin & Jenrette Securities Corporation (previously filed).


                               Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      March 6, 1997
-----------------------------
Date

/s/ Alex Sheshunoff
-----------------------------
Alex Sheshunoff


/s/ Gabrielle Sheshunoff
-----------------------------
Gabrielle Sheshunoff


                               Page 9 of 10 Pages

                                    EXHIBITS


                                                                       Page

1.  Margin Agreement with Royal/Grimm &                                 *
    Davis, Inc.

2.  Joint filing agreement                                              *

3.  Account Agreement and Option                                        *
    Agreement with Morgan Stanley & Co.
    Incorporated

4.  Customer Agreement and Option                                       *
    Agreement with Donaldson, Lufkin &
    Jenrette Securities Corporation

--------
*   Previously filed.


                               Page 10 of 10 Pages